FOR IMMEDIATE RELEASE
       December 17, 1996

                                           Media Contact:  Robert Fort
                                           (757) 629-2714

       NS PRAISES RULING BLOCKING CONRAIL FROM POSTPONING SHAREHOLDER
       MEETING

       NORFOLK, VA -- Norfolk Southern Corporation (NYSE: NSC) today issued the following statement in response to U.S. District Court Judge Donald Van Artsdalen's decision granting its motion for a preliminary injunction to prevent Conrail Inc. from postponing a special meeting of shareholders scheduled for December 23:

              "Today's decision is a victory for Conrail shareholders who will now have the opportunity to voice their opinion on Conrail's proposal to 'opt out' of the fair value provision of Pennsylvania's anti-takeover statute.

              "We are pleased that Judge Van Artsdalen recognized that the December 23 vote would be nothing more than a 'sham election' if Conrail could cancel the shareholder meeting because it was losing.

              "During the hearing, Judge Van Artsdalen asked Conrail's lawyer, 'Isn't there something fundamentally unfair with saying, 'we're going to hold an election, but we're only going to hold it if we know we're going to win?'' In his ruling, the judge agreed with Norfolk Southern that the answer to this question was yes.

              "Norfolk Southern remains determined to deliver Conrail shareholders its all-cash offer of $110 for each of their shares. Shareholders will have a meaningful vote on December 23 and by voting against the 'opt out' proposal will be a step closer to having the opportunity to consider Norfolk Southern's superior offer -- an offer worth about $16 per share or $1.5 billion more than CSX's coercive front-end loaded, two-tiered deal for Conrail."

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